      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 9, 1999

                                                     Registration No. 333- _____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ------------

                                Amendment No. 1


                                       To

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                  ------------
                              VISUAL NETWORKS, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                                2092 GAITHER ROAD
                               ROCKVILLE, MD 20850
                                 (301) 296-2300
                    (Address of Principal Executive Offices)


          DELAWARE                              3576                      52-1837515
(State or Other Jurisdiction of     (Primary Standard Industrial         (IRS Employer
 Incorporation or Organization)      Classification Code Number)     Identification Number)

                                  ------------
                                SCOTT E. STOUFFER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              VISUAL NETWORKS, INC.
                                2092 GAITHER ROAD
                            ROCKVILLE, MARYLAND 20850
                                 (301) 296-2300
            (Name, Address, Including Zip Code and Telephone Number,
                    Including Area Code of Agent for Service)
                                  ------------
                                   COPIES TO:
                           NANCY A. SPANGLER, ESQUIRE
                             PIPER & MARBURY L.L.P.
                          1200 NINETEENTH STREET, N.W.
                             WASHINGTON, D.C. 20036
                                 (202) 861-3900

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [X]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                                  CALCULATION OF REGISTRATION FEE
===============================================================================================================================
                                                                                     PROPOSED
  TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED        AMOUNT TO BE         MAXIMUM AGGREGATE            AMOUNT OF
                                                             REGISTERED           OFFERING PRICE           REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------------
        Common Stock, par value $.01 per share               2,075,277           $79,574,421.28(1)         $0(2)
-------------------------------------------------------------------------------------------------------------------------------


(1) Pursuant to Rule 457(c), the proposed maximum aggregate offering price and registration fee are based upon the closing price of $38.344 per share of Visual Networks, Inc.'s Common Stock on February 24, 1999, as reported on the Nasdaq National Market.


(2) A registration fee of $22,121.70 was previously paid in connection with the inital filing of the Registration Statement.



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

================================================================================

                   SUBJECT TO COMPLETION, DATED MARCH 9, 1999


PROSPECTUS
MARCH __, 1999

                                2,075,277 SHARES

                              VISUAL NETWORKS, INC.

                                  COMMON STOCK

                                  ------------

         This Prospectus relates to the public offering from time to time of up to an aggregate of 2,075,277 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Visual Networks, Inc., a Delaware corporation ("Visual"), by various stockholders. See "Selling Stockholders" on page 11.

         Visual's Common Stock is traded on the Nasdaq National Market under the symbol "VNWK." On February 24, 1999, the reported closing price of Visual's Common Stock on the Nasdaq National Market was $38.344 per share.

         BEGINNING ON PAGE 5, VISUAL HAS LISTED SEVERAL "RISK FACTORS" WHICH YOU SHOULD CONSIDER. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY BEFORE YOU MAKE YOUR INVESTMENT DECISION.

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. VISUAL HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NO ONE MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC" OR THE "COMMISSION") IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

         NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       WHERE YOU CAN FIND MORE INFORMATION

         Visual is subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance with the Securities Exchange Act, files reports, proxy statements and other information with the SEC. You may obtain such reports, proxy statements and other information from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, or by calling the SEC at 1-800-SEC-0330, or from the SEC's Internet web site at http:\\www.sec.gov.

         This Prospectus is a part of a registration statement that Visual filed with the SEC. The registration statement contains more information than this Prospectus, including certain exhibits. You can get a copy of the registration statement from the SEC at the address listed above or from its web site.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows Visual to "incorporate" into this Prospectus information Visual periodically files with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this Prospectus which update and supersede the information you read in this Prospectus. We incorporate by reference the documents listed below, and all future documents filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until we terminate the offering of these securities.


      SEC File No.: 000-23699                                 Period/Filing Date
      -----------------------                                 ------------------
Annual Report on Form 10-K...........................     Year ended December 31, 1997
Quarterly Reports on Form 10-Q.......................     Quarters ended March 31, 1998, June 30, 1998, and
                                                           September 30, 1998
Definitive Proxy Statement ..........................     Filed on April 29, 1998
Current Report on Form 8-K ..........................     Filed May 19, 1998
Current Report on Form 8-K/A.........................     Filed July 14, 1998


         You may request a copy of these documents, at no cost, by writing to:

                  Angela Tandy
                  Manager of Investor Relations
                  Visual Networks, Inc.
                  2092 Gaither Road
                  Rockville, Maryland 20850
                  (301) 296-2300

                                  OUR BUSINESS

         Visual designs, manufactures and sells wide-area-network ("WAN") service level management systems for statistically multiplexed technologies such as Frame Relay, Asynchronous Transfer Mode ("ATM") and IP/Internet. Our Visual UpTime system combines WAN access functionality with innovative software for performance monitoring, troubleshooting and network capacity planning. Visual UpTime provides instrumentation for network performance measurement and analysis that allows WAN service providers to achieve the service levels required by their customers and to lower operating costs associated with statistically multiplexed services. The availability of performance monitoring and troubleshooting instrumentation also allows subscribers to verify the service levels being supplied by their service provider and monitor traffic traversing the WAN, a requirement for many subscribers wishing to use statistically multiplexed services to carry mission-critical data traffic. We believe Visual UpTime systems are deployed in configurations managing up to 1,600 circuits and the system is currently designed to support configuration of up to 45,000 circuits on a single managed network.

         We believe that we are a worldwide leader in providing WAN service level management systems and we have shipped systems for deployment on an aggregate of over 50,000 WAN circuits. We have developed relationships with major service providers such as AT&T Corp., Sprint/United Management Company, MCI Worldcom, Inc., Ameritech Corporation, Bell Atlantic Network Integration, Inc., BellSouth Communication Systems, Inc., Intermedia Communications, Inc. and GTE Communication Systems Corporation. These service providers either resell Visual UpTime to their subscribers or integrate Visual UpTime into their network infrastructure to enable them to offer enhanced data transport service levels. Visual UpTime has been deployed in Frame Relay networks utilized by over 425 subscribers, including ABN-AMRO Bank, Cargill, Inc., Delta Air Lines, Inc., EDS Electronic Commerce Division, Federal Express Corporation, Household International, Inc., Marriott International, Inc., Reynolds Metals, Inc. and Waste Management, Inc. For the year ended December 31, 1998, we had revenue of approximately $50.9 million.

         Vertical Systems Group, a leading WAN industry analyst, estimates that approximately 1,000,000 Frame Relay circuits and 45,000 ATM circuits will be installed worldwide from 1999 through 2001. To take advantage of this projected growth in these markets, we plan to expand our relationships with our service provider customers which together account for the majority of statistically-multiplexed traffic worldwide. The percentage of revenue attributable to sales to service providers increased from approximately 40% of revenue for the year ended December 31, 1997, to approximately 65% of revenue for the year ended December 31, 1998. Sprint, AT&T and MCI accounted for 27% , 7% and 2%, respectively, of revenue for the year ended December 31, 1997. Sales of products or services to Sprint, AT&T and MCI accounted for 30%, 17% and 14%, respectively, of revenue for the year ended December 31, 1998.

         Visual was incorporated in Maryland in August 1993 under the name Avail Networks, Inc. and reincorporated in Delaware in December 1994 as Visual Networks, Inc. On May 15, 1998, we acquired Net2Net Corporation ("Net2Net"). This acquisition was accounted for as a pooling of interests transaction. References herein to Visual are on a consolidated basis. Our principal executive offices are located at 2092 Gaither Road, Rockville, Maryland 20850, and our telephone number is (301) 296-2300.

                                  RISK FACTORS

         In addition to the other information contained in this Prospectus, you should consider carefully the following factors in evaluating Visual and its business before purchasing shares of our Common Stock offered hereby.

OUR SUCCESS DEPENDS ON SERVICE PROVIDERS INCORPORATING OUR PRODUCT INTO THEIR INFRASTRUCTURE

    While we have begun implementation of a sales and marketing strategy to sell Visual UpTime to service providers which will deploy the product as part of their network infrastructure ("provider deployment model"), a significant portion of our revenue continues to come from sales of our products to subscribers. We expect that sales directly to subscribers will continue to account for a significant portion of our revenue through at least the end of 1999. We anticipate that a significant portion of our future revenue will be attributable to sales of Visual UpTime using the provider deployment model. Our future performance will therefore be substantially dependent on incorporation of Visual UpTime by service provides into their service offerings to subscribers. Service providers have not typically offered solutions that enable the subscriber to measure and test the WAN service levels offered by the service provider, and we could encounter resistance on the part of some service providers to offering these solutions. There can be no assurance that we will be successful in persuading service providers to adopt the provider deployment model. We believe the success or failure of the provider deployment model, and the timing of success, if achieved, will depend on a number of factors over which we may have little or no control, including: service provider and subscriber acceptance of and satisfaction with our systems; the realization of operating cost efficiencies for service providers when service level management systems are deployed and our ability to demonstrate such operational benefits; generation of demand for these systems from subscribers and support for the systems within the service providers' sales forces; competitive dynamics between WAN service providers and the development of the WAN services market overall; our successful development of systems and products which address the requirements for systems deployed as part of a service provider's infrastructure; the timing and successful completion of integration development work by service providers to incorporate our service level management functionality into their operational support systems; and the absence of new technologies which make our products and systems obsolete before they can achieve broad acceptance. The failure of our products to become an accepted part of the service providers' service offerings or a slower than expected increase in the volume of sales by us to service providers would have a material adverse effect upon our business, financial condition and results of operations.

WE ARE SUBJECT TO LENGTHY SALES CYCLES

         The provider deployment model is characterized by a lengthy sales cycle. We expect that sales of Visual UpTime will require a substantial commitment of capital from service providers, with the attendant delays frequently associated with service providers' internal procedures to approve large capital expenditures and lengthy decision-making processes. The sales cycle can also be expected to be subject to a number of significant risks, including service providers' budgetary constraints and technology assessment and other internal acceptance reviews over which we have little or no control. Sales of Visual UpTime generally involve significant testing by and education of both service providers and subscribers as well as a substantial commitment of our sales and marketing resources. As a result, we may expend significant resources pursuing potential sales opportunities that will not be consummated. Even if the provider deployment model is implemented, curtailment or termination of service provider marketing programs, decreases in service provider capital budgets or reduction in the purchasing priority assigned to products such as Visual UpTime, particularly if significant and unanticipated by us, could have a material adverse effect on our business, financial condition and results of operations.

WE ARE DEPENDENT ON CERTAIN MAJOR CUSTOMERS

         We are dependent on a small number of customers for a substantial portion of our revenue. For the year ended December 31, 1997, sales of products or services to Sprint accounted for 27% of our revenue. For the year ended December 31, 1998, sales of products or services to Sprint,

AT&T and MCI accounted for 30%, 17% and 14%, respectively, of our revenue. If our evolution to the provider deployment model is successful, our customer base will consist predominantly of large public network service providers. There are only a small number of these service providers, and the substantial capital requirements involved in the establishment of public networks significantly limit additional entrants into this market. In addition, the number of these service providers may decrease if and as service providers merge or acquire one another. Accordingly, the loss of any service provider customer, or the reduction, delay or cancellation of orders or a delay in shipment of our products to any service provider customer, could materially and adversely affect our business, financial condition and results of operations.

         Our anticipated dependence on sizable orders from a limited number of service providers will make the relationship between us and each service provider critically important to our business. As our relationships with these service providers evolve over time, adjustments to product specifications, forecasts and delivery timetables may be made by us in response to service provider demands and expectations. Further, because none of our agreements contain minimum purchase requirements, there can be no assurance that the issuance of a purchase order will result in significant repeat business. Any inability to manage our service provider relationships successfully could have a material adverse effect on our business, financial condition and results of operations.

OUR INDUSTRY IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE AND WE ARE DEPENDENT ON CONTINUED MARKET ACCEPTANCE OF OUR EXISTING PRODUCTS AND OUR ABILITY TO DEVELOP NEW, MARKETABLE PRODUCTS

         Visual UpTime is focused on service level management for WANs that utilize statistically multiplexed technologies. Accordingly, our future financial performance will depend in large part on continued growth in the number of enterprises adopting solutions based on Frame Relay, ATM and IP/Internet services. The market for these services is characterized by rapid changes, including continuing advances in technology, frequent new product introductions, changes in customer requirements and preferences and changes in industry standards. The introduction of new technologies or advances in techniques for statistically multiplexed WAN services or the integration of WAN service level management functionality into other network hardware components could render Visual UpTime obsolete or unmarketable. Further, we will be required to make enhancements and refinements to the product for wide scale implementation through the provider deployment model. There can be no assurance that (i) Visual UpTime will continue to compete successfully; (ii) our future product offerings will keep pace with the technological changes implemented by our competitors; (iii) our products will satisfy evolving industry standards or preferences of existing or prospective customers; or (iv) we will be successful in developing and marketing products for any future technology. Failure to develop and introduce new products and product enhancements in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

    Because Visual UpTime is deployed predominantly on Frame Relay networks, our near-term success will depend on the continued market acceptance of Frame Relay technology as a preferred networking solution. The failure of Frame Relay-based services to maintain widespread market acceptance would have a material adverse effect on our business, financial condition and results of operations. We are currently devoting significant resources toward the development of additional products. There can be no assurance that we will complete the development of these or any future products in a timely fashion, that we will successfully manage the transition from existing products, that our future products will achieve market acceptance, or if market acceptance is achieved, that we will be able to maintain such acceptance for a significant period of time. Any inability to develop products on a timely basis that address changing customer needs and technologies, may result in a loss of market share to competitors or may require us to substantially increase development expenditures. Such an increase in research and development expenditures may have a material adverse effect on our business, financial condition and results of operations. There also can be no assurance that products or technologies developed by others will not adversely affect our competitive position or render our products or technologies noncompetitive or obsolete.

         Products as complex as those offered by us may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by us and by current and potential customers, errors will not be found in new products after commencement of commercial shipments. The occurrence of such errors could result in the loss of or delay in market acceptance of our products, diversion of development resources, damage to our reputation or increases in service or warranty costs, any of which could have a material adverse effect upon our business, financial condition and results of operations.

WE FACE INTENSE AND EVOLVING COMPETITION IN THE WAN EQUIPMENT MARKET

         The WAN equipment market is highly competitive. We face competition from participants in three distinct market segments: the WAN access equipment market, the network test and analysis market and the market for telecommunications support systems. Companies participating in these market segments which compete or can be expected to compete with us include ADC Telecommunications, Inc., Adtran, Inc., Concord Communications, Inc., Digital Link Corp., NetScout Systems, Inc., Network Associates, Inc., Paradyne Corporation, Sync Research, Inc., and Hewlett-Packard Company.

         We expect that we may experience price competition from products and services that provide a portion of the functionality provided by Visual UpTime. In particular, as prices for network equipment components such as data service units/channel service units decrease, customers may decide to purchase these less expensive products even though they lack certain features offered by our products. We expect that, in some cases, participants with strong capabilities in these various segments may partner with each other to offer products that supply functionality approaching that provided by Visual UpTime. We are aware of such arrangements between Digital Link and NetScout, and NetScout and Paradyne.

         Many of our current and possible competitors have greater financial, technical, marketing and other resources than us, and some have well established relationships with our current and potential customers. As a result, these competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively than us, or devote greater resources than us to the development, promotion and sale of products. Increased competition may result in price reductions, reduced profitability and loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO POTENTIAL FLUCTUATIONS

         Our revenue and operating results may vary significantly from quarter to quarter and from year to year as a result of a number of factors, including the size and timing of orders, product mix and shipment of systems. The timing of order placement, size of orders, satisfaction of contractual customer acceptance criteria, as well as order delays or deferrals and shipment delays and deferrals, may cause material fluctuations in revenue. Operating results may also fluctuate on a quarterly basis based upon factors such as the continued acceptance of Frame Relay-based products, demand for our current and future product offerings, the introduction of product enhancements by us or our competitors, market acceptance of new products offered by us or our competitors and the size, timing, cancellation or delay of customer orders, including cancellation or delay in anticipation of new product offerings. Our quarterly operating results are also affected by the budgeting cycles of customers, the relative percentages of products sold through our sales channels, product pricing and competitive conditions in the industry. Any unfavorable changes in these or other factors could have a material adverse effect on our business, financial condition and results of operations. Accordingly, we believe that period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as an indication of future performance. Furthermore, there can be no assurance that we will be able to achieve profitability on a quarterly or annual basis.

WE HAVE A HISTORY OF LOSSES AND AN ACCUMULATED DEFICIT

         Visual was organized in 1993 and introduced Visual UpTime in mid-1995. Accordingly, we have only a limited operating history upon which an evaluation of our product and prospects can be based. As of December 31, 1998, we had an accumulated deficit of approximately $26.1 million. We incurred losses from operations for the years ended December 31, 1996, 1997 and 1998 of approximately $12.4 million, $7.1 million and $2.3 million, respectively. The losses in 1996 and 1997 related primarily to our expenditures associated with the development and marketing of the Visual UpTime product and the losses in 1998 related primarily to our acquisition of Net2Net.

         There can be no assurance that our revenue will continue to grow or be sustained in future periods. Although we have recently experienced an increase in revenue from service providers, such growth should not be considered indicative of future revenue growth, if any, or of future operating results. Our revenue in any period depends primarily on the volume and timing of orders received during the period, which are difficult to predict. Our expense levels are based, in part, on the expectation of future revenue. If revenue levels are below expectations due to delays associated with customers' decision-making processes or for any other reason, operating results are likely to be materially and adversely affected. Results of operations may be affected disproportionately by a reduction in revenue because a large portion of our expenses are fixed and cannot be easily reduced without adversely affecting our business. In addition, we currently intend to increase funding of research and product development, sales, marketing and customer support operations and expand distribution channels. To the extent such expenses precede or are not promptly followed by increased revenue, our business, financial condition and results of operations could be materially and adversely affected. For the foregoing reasons, there can be no assurance that we will be profitable in any future period.

WE ARE DEPENDENT ON SOLE AND LIMITED SOURCE SUPPLIERS AND MAY FACE FLUCTUATIONS IN COMPONENT PRICING

         Certain key components used in the manufacture of our products are currently purchased only from sole, single or limited sources. At present, sole-source components, where we have identified no other supplier for the components, include framers, certain semiconductors, embedded communications processors, communication controllers and line interface components. While alternative suppliers have been identified for certain key components, those alternative sources have not been qualified by us. The qualification process could be lengthy and no assurance can be given that any additional sources would become available to us on a timely basis, or, if such sources were to become available, that we would not experience a degradation in the quality of components provided by such new suppliers. We generally do not have long-term agreements with our suppliers that guarantee the continuity of supply for sole, single or limited source components or that provide protection against sudden increases in component prices. We have from time to time experienced minor delays in the receipt of key components, and any future difficulty in obtaining sufficient and timely delivery of them could result in delays or reductions in product shipments, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. In the event any significant supplier becomes unable or unwilling to continue to supply required components for our products, we would have to identify and qualify acceptable replacements. In addition, although our sole or limited source suppliers are all based in the United States, some of them may manufacture components, or acquire components from, outside of the United States. If events in a country where a key component is produced reduce or eliminate the supply of such component, and our supplier is unable to obtain the component from another country, we would have to identify and qualify acceptable replacements. Any interruption in the supply of required or key components, or the inability to procure these components from alternate sources at acceptable prices and within a reasonable time, could have a material adverse effect upon our business, financial condition and results of operations. In the event of significant increases in the cost of components, we would be forced either to increase the price of our products or accept lower gross profit margins. In particular, certain of Visual UpTime's key components, including dynamic random access memories and embedded communications processors, are subject to fluctuations in pricing. An increase in prices for our products resulting from such component price fluctuations would make our products less competitive with products which do not incorporate such components. Lower gross margins or less competitive product pricing could have a material adverse effect on our business, financial condition and results of operations.

WE CONTINUE TO FACE CERTAIN CHALLENGES IN INTEGRATING NET2NET INTO OUR BUSINESS

    We acquired Net2Net in May 1998. Since that time, we have been working to integrate the two companies' businesses in an efficient and effective manner. We continue to face challenges of integrating the Net2Net product into our product line and expect that this will continue for some time. There can be no assurance that such integration will be accomplished smoothly or successfully. The difficulties of integration of the companies are increased by the necessity of coordinating geographically separated organizations and addressing possible differences in corporate cultures and management philosophies. The integration of certain operations will require the dedication of management resources which may temporarily distract attention from the day-to-day business of the combined companies. The business of the combined companies may also be disrupted by employee uncertainty and lack of focus during such integration. The inability of management to successfully integrate the operations and product lines of the two companies and, in particular to integrate and retain key engineering personnel, could have a material adverse effect on our business, results of operations and financial condition.

OUR SUCCESS DEPENDS ON OUR ABILITY TO MANAGE CHANGE AND EXPANSION

         Since our inception, we have experienced rapid and significant growth, including a significant increase in the number of employees. This growth and change in our operations have placed significant demands on our administrative, operational, technical and financial resources. To compete effectively, and to manage future growth, if any, we must continue to strengthen, on a timely basis, our operational, financial and management information reporting systems and its controls and procedures and to expand, train and manage our work force. There can be no assurance that we will be able to take such actions successfully. The failure of our management team to effectively manage growth could have a material adverse effect on our business, financial condition and results of operations.

WE ARE DEPENDENT ON CERTAIN KEY PERSONNEL

         Our success depends to a significant degree upon the continuing contributions of our key management and technical employees, particularly Scott
E. Stouffer, Chairman, President and Chief Executive Officer. The loss of the services of any key employee would adversely affect our business, financial condition and results of operations. We maintain, and are the beneficiary under, $2.0 million of key person life insurance on Mr. Stouffer. We believe that our future success will depend in large part upon our ability to attract and retain highly-skilled managerial, sales, marketing, customer support and product development personnel. We require technically trained sales and product development personnel, and the competition for these individuals is intense. We have at times experienced, and continue to experience, difficulty in recruiting qualified personnel. There can be no assurance that we will be successful in retaining our key employees or that we can attract or retain additional skilled personnel as required. Failure to attract and retain key personnel could have a material adverse effect on our business, financial condition and results of operations.

WE RELY ON INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

         As the number of products in the network management industry increases and the functionality of these products further overlaps, companies may increasingly become subject to claims of infringement or misappropriation of the intellectual property or proprietary rights of others. There can be no assurance that third parties will not assert infringement or misappropriation claims against us in the future with respect to current or future products, or that any such assertion will not require us to enter into royalty arrangements or litigation that would be costly to us. Any claims or litigation, with or without merit, could result in a diversion of management's attention and our financial resources, which could have a material adverse effect on our business, financial condition and results of operations. Adverse determinations in such claims or litigation could also have a material adverse effect on our business, financial condition and results of operations.

         While we believe that our success will depend principally upon our ability to develop and effectively market products that meet the requirements of customers for service level management functionality, our ability to compete is also dependent in part upon our proprietary technology and rights. We hold two patents and also rely on copyright and trade secret laws, trademarks, confidentiality procedures and contractual provisions to protect our proprietary software, documentation and other proprietary information. There can be no assurance that the confidentiality agreements and other methods on which we rely to protect our trade secrets and proprietary information and rights will be adequate to prevent competitors from developing similar technology. Moreover, in the absence of patent protection, our business may be adversely affected by competitors that develop functionally equivalent technology. Furthermore, we may be subject to additional risk as we enter into transactions in countries where intellectual property laws are not well developed or enforced effectively. Legal protection of our rights may be ineffective in such countries, and technology developed or used in such countries may not be protectable in jurisdictions where protection is ordinarily available. Litigation to defend and enforce our intellectual property rights, regardless of the final outcome of such litigation, could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations. There can also be no assurance that our trade secrets or non-disclosure agreements will provide meaningful protection of our proprietary information. Our inability to protect our proprietary rights would have a material adverse effect on our business, financial condition and results of operations.

OUR COMMON STOCK MAY BE SUBJECT TO GREAT PRICE VOLATILITY

         Between February 1998 when our Common Stock became publicly traded and the date hereof, the closing sales price has ranged from a low of $16.81 per share to a high of $43.50 per share. The offering of shares of Common Stock pursuant to this Prospectus, the limited trading history of the Common Stock, the relatively small size of our stockholder base, announcements concerning us or our competitors, quarterly fluctuations in operating results, announcements of technological innovations, the introduction of new products or changes in product pricing policies by us or our competitors, changes in proprietary rights or changes in earnings estimates or recommendations by analysts could cause the market price of the Common Stock to fluctuate substantially. In addition, stock prices for many technology companies fluctuate widely for reasons which may be unrelated to operating results. Such fluctuations in the market price of our Common Stock may affect our visibility and credibility in the market. These fluctuations, as well as general economic, political and market conditions such as recessions, international instabilities or military conflicts, may materially and adversely affect the market price of the Common Stock.

WE HAVE CERTAIN ANTITAKEOVER PROTECTIONS WHICH MAY DELAY OR PREVENT A CHANGE IN CONTROL AND WHICH MAY ADVERSELY AFFECT YOUR RIGHTS AS A STOCKHOLDER.

         Our Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock ("Preferred Stock") and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Furthermore, certain provisions of our Certificate of Incorporation and Bylaws and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest. We are subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

         Our Certificate of Incorporation contains other provisions that may have the effect of delaying or preventing a change in control, including a classified Board of Directors and a limitation on stockholder action by written consent. In addition, our credit facility with Silicon Valley Bank prohibits us from engaging in a merger with or being acquired by another entity without the Bank's consent, unless we are the surviving entity.

THE FAILURE OF OUR CUSTOMERS TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT OUR BUSINESS

         Many currently installed operating systems and software products are coded to accept only two digit entries in the date code field. These date code fields need additional digits to distinguish accurately dates prior to January 1, 2000 and those after December 31, 1999. As a result, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. We believe that the purchasing patterns of customers and potential customers may be significantly affected by Year 2000 issues. Many companies are expending significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by us. Conversely, Year 2000 issues may cause other companies to accelerate purchases, thereby causing an increase in short-term demand and a consequent decrease in long-term demand for software products.

         Additionally, Year 2000 compliance issues could cause a significant number of companies, including our current customers, to re-evaluate their current systems' needs, and as a result, consider switching to other systems or suppliers. This could have a material adverse effect on our business, operating results and financial condition.

OUR FAILURE TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT OUR BUSINESS

GENERAL

     Many of the world's computer systems (including those in non-information technology equipment and systems) currently record years in a two-digit format. If not addressed, such computer systems will be unable to properly interpret dates beyond the year 1999, which could lead to business disruptions. The potential costs and uncertainties associated with the Year 2000 issue will depend on a number of factors, including software, hardware and the nature of the industry in which a company operates.

     We have instituted a company-wide project for addressing the Year 2000 issue (the "Project"). The Project is divided into four major sections -Product Compliance, Oracle Implementation and System Infrastructure Upgrades, Vendor Compliance and Customer Assessment. Each of these sections is discussed separately below. We have engaged third party consultants to assist in program management of the Project and in testing of critical business systems. The Project is on schedule for completion by the end of the third quarter, 1999.

PRODUCT COMPLIANCE

     We believe that the products that we are currently shipping have already achieved Year 2000 compliance as defined within the requirements established by the U.S. Government detailed in the Federal Acquisition Regulations (FAR) Section 39 -- Final. Should a Year 2000 compliance issue arise in the future, we will take whatever steps we deem necessary to correct it in accordance with our Year 2000 product warranty.

     Although all previously shipped products are believed to be compliant, we do not commit to perform tests on product versions that we are no longer shipping. Should such non-shipping products be found non-compliant, we will not update them to make them compliant.

     We do not guarantee and specifically disclaim any liability for the Year 2000 compliance of operating systems, hardware, software or other products not developed by us.

ORACLE IMPLEMENTATION & SYSTEM INFRASTRUCTURE UPGRADES


     Early in 1998, in order to improve access to business information through scaleable, integrated computing systems across our company, we began a business systems replacement project. The new Oracle Enterprise Resources Planning (ERP) application software system has replaced the core legacy systems, and is expected to make approximately 75 percent of our systems Year 2000 compliant. The implementation of the ERP software was substantially completed in January 1999.

     Following replacement of the core legacy systems with Oracle software, we will seek to achieve Year 2000 compliance for other application software, computer hardware, network equipment and miscellaneous components of our internal business systems. We anticipate that this effort will be less significant compared to the replacement of core applications with ERP software.

     We intend to achieve Year 2000 compliance for our remaining internal systems as soon as possible after the Oracle implementation. Our limited number of personal computers and application systems is anticipated to facilitate rapid progress toward full Year 2000 compliance after ERP is successfully implemented.

     We intend to continue to work to achieve Year 2000 compliance for our systems using a methodology that incorporates the following steps:

     Update the inventory of computer hardware, software and miscellaneous network components,

     Evaluate application development environment compliance,

     Conduct overall assessment of systems infrastructure compliance,

     Complete business risk analysis,

     Take remedial actions (upgrade, repair, replace, retire or retain),

     Develop appropriate contingency plans, and develop and implement regimes to test Year 2000 compliance for mission-critical systems.

     We currently anticipate completion of this process by the end of the third quarter 1999 in order to avoid Year 2000 impact on remaining core legacy systems.

VENDOR COMPLIANCE

     This section includes the process of identifying and prioritizing critical suppliers at the direct interface level and communicating with them about their plans and progress in addressing the Year 2000 problem. This process will include not only component part suppliers for our products, but also providers of insurance, financial and other services.

     Our vendor compliance program will include the following steps:

     Catalog and classify all vendors,

     On-site review and testing of out-sourced services or systems,

     Review responses from vendors to determine the level of compliance,

     Determine the timing, method and cost of vendor solutions,

     Assess vendor Year 2000 compliance and business risks, and

     Develop remedial actions or contingency plans, as necessary.

     Achievement of vendor Year 2000 compliance is anticipated to be an on-going effort during 1999. The current target to achieve compliance or complete contingency plans is the end of the third quarter 1999.

CUSTOMER ASSESSMENT

     We are developing a program to assess the impact that Year 2000 issues may have upon our customers and their purchasing decisions. We expect to complete customer assessment by the end of the third quarter 1999.

COSTS

     The estimated total cost of the Year 2000 compliance project, exclusive of the ERP implementation, is approximately $300,000. These costs are expected to be incurred throughout 1999. These costs will be incurred primarily for the use of outside consultants, setting up Year 2000 testing environments and the replacement of existing software and hardware.

RISKS

     The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect our business, financial condition and results of operations. Moreover, even if we successfully remediate our Year 2000 issues, we can be materially and adversely affected by failures of third parties to remediate their own Year 2000 issues. The failure of third parties with which we have financial or operational relationships (such as our customers and vendors) to remediate their computer and non-information technology systems issues in a timely manner could result in a material financial risk to us. In addition, we believe that the purchasing patterns of customers and potential customers may be significantly affected by Year 2000 issues. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party customers and vendors, we are unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on our business, financial condition and results of operations. Accordingly, we may experience business interruption or shutdown, financial loss, damage to our reputation and legal liability. We believe that, with the implementation of new business systems and completion of the Project as scheduled, the possibility of significant interruptions of normal operations should be reduced.

     Our expectations about future costs and the timely completion of our Year 2000 Project are subject to uncertainties that could cause actual results to differ materially from what has been discussed above. Factors that could influence the amount of future costs and the effective timing of remediation efforts include our success in identifying computer programs and non-information technology systems that contain two-digit year codes, the nature and amount of programming and testing required to upgrade or replace each of the affected programs and systems, the rate and magnitude of related labor and consulting costs, and the success of our vendors and customers in addressing the Year 2000 issue.


                                 USE OF PROCEEDS

         Visual will not receive any proceeds from the sale of the shares hereunder.

                              SELLING STOCKHOLDERS

     Each of the Selling Stockholders was a stockholder or creditor of Net2Net. On May 15, 1998, Visual Acquisitions, Inc., our wholly owned subsidiary ("Merger Sub") merged into Net2Net under the terms of an Agreement and Plan of Merger dated April 15, 1998 (the "Merger"). In the Merger, the shares of capital stock of Net2Net owned by the Selling Stockholders and certain obligations of Net2Net to creditors were converted, on a pro rata basis, into shares of Visual's Common Stock, and Net2Net became our wholly owned subsidiary. The Selling Stockholders received, in the aggregate, 2,075,277 shares of Common Stock in the Merger, all of which may be offered for sale from time to time by the Selling Stockholders pursuant to the registration statement of which this Prospectus is a part.

     The following table sets forth the name of each of the Selling Stockholders, the positions, offices and other material relationships, if any, of the Selling Stockholders with Net2Net prior to the merger, the number of Shares held by such Selling Stockholder as a result of the Merger, and the number of Shares being offered by such Selling Stockholder.



                                                   NUMBER OF
                                                    SHARES
                                                   HELD AS A                     POSITION, OFFICE OR
                                                   RESULT OF         NUMBER OF     OTHER MATERIAL
                                                     THE              SHARES      RELATIONSHIP WITH
                     NAME                           MERGER            OFFERED         NET2NET(1)
                     ----                          ---------         ----------  --------------------
Amerindo Technology Growth Fund II ............     180,207           180,207
Richard J. Arena ..............................      98,740            98,740
Michael Barza .................................      18,092            18,092
Ralph L. Beck .................................      54,118            54,118
Jeffrey Bellanger .............................         634               634
Clark Bernard .................................      18,513            18,513
Margaret and Nicholas Bik .....................       4,451             4,451
Columbia Ventures Trust .......................       7,935             7,935
Commonwealth Capital Ventures L.P. ............      14,897            14,897


                                                   NUMBER OF
                                                    SHARES
                                                   HELD AS A                     POSITION, OFFICE OR
                                                   RESULT OF         NUMBER OF     OTHER MATERIAL
                                                     THE              SHARES      RELATIONSHIP WITH
                     NAME                           MERGER            OFFERED         NET2NET(1)
                     ----                          ---------         ----------  --------------------
Nicholas Cooke ................................         857               857
Robert M. and Carol M. Cotter .................       7,829             7,829
Frederick R. Cronin ...........................      23,805            23,805            (2)
Culter Associates, Inc. .......................      15,870            15,870
Tesuko De La Vega .............................         126               126
The Duclos Family Trust .......................       7,300             7,300
Peter Dumas ...................................       4,166             4,166            (3)
Thomas Dungan .................................         800               800
Roberta Farrell ...............................         126               126
David H. Feinberg .............................       3,967             3,967
Mark Galvin ...................................       3,650             3,650
Abbott Gilman .................................      15,870            15,870
Independence Trust ............................      28,884            28,884
Kathleen Jacobelli ............................       1,269             1,269
Paul W. Kelley ................................      98,714            98,714            (4)
Dennis A. Kirshy ..............................      51,579            51,579            (5)
Allan M. Kline ................................       4,364             4,364
Richard A. Kline ..............................         317               317
Alexander E. Kukielka .........................      52,531            52,531
Jeffrey S. Lang ...............................       7,935             7,935
Herbert A. and Rose Lerner ....................       2,777             2,777
Le Serre ......................................       3,615             3,615
Kevin C. Little ...............................      34,915            34,915
Litton Master Trust ...........................      60,069            60,069
Stuart MacEachern .............................       5,395             5,395
Nigel C. Machin ...............................       1,745             1,745
     (Custodian for Carey
         Machin under UGMA)
Nigel C. Machin ...............................       1,745             1,745
     (Custodian for Haley
          Machin under UGMA)
Nigel C. Machin ...............................      10,791            10,791
Ernest Magaro .................................       7,300             7,300
Lauren Maschio ................................         634               634
Arnold M. McCalmont ...........................      15,394            15,394
James A. and Regina M. McCalmont ..............      15,870            15,870
Jennifer N. McCalmont .........................       7,935             7,935
Rebekah R. McCalmont ..........................      23,329            23,329
Stephen A. McCalmont ..........................     197,429           197,429            (6)
Norman B. Meisner .............................       7,935             7,935            (7)
MHF Sylvan Fund ...............................      33,853            33,853
NMS Services (Cayman), Inc. ...................     183,730           183,730
Charles J. and Virginia R. Nagle ..............       8,259             8,259
Fred S. and Nancee J. Nixdorf .................       7,776             7,776
Rodger Nordblom ...............................      19,995            19,995
The Ocean Fund(8) .............................     358,784           358,784
Vincent M. O'Reilly ...........................       9,124             9,124
Raymond E. Palmer .............................       3,650             3,650


                                                   NUMBER OF
                                                    SHARES
                                                   HELD AS A                     POSITION, OFFICE OR
                                                   RESULT OF         NUMBER OF     OTHER MATERIAL
                                                     THE              SHARES      RELATIONSHIP WITH
                     NAME                           MERGER            OFFERED         NET2NET(1)
                     ----                          ---------         ----------  --------------------
Pioneer Capital Corporation ....................     32,361            32,361
Pioneer Ventures Limited Partnership II ........    164,337           164,337
David Robbins ..................................      1,904             1,904
Howard Salwen ..................................      4,761             4,761
Howard Salwen ..................................      4,761             4,761
      (1986 Children's Trust FBO
        Andre Salwen)
Howard Salwen ..................................      4,761             4,761
      (1986 Children's Trust FBO
        David Salwen)
Larry S. and Eileen Samburg ....................      2,380             2,380
Morey Schapira .................................        991               991
Nathaniel P. Schildbach ........................         95                95
Keith Schofield ................................        253               253
Peter K. Schofield .............................      7,935             7,935
Silicon Valley Bank(9) .........................      2,225             2,225
William L. and Esther M. Steele ................      1,587             1,587
Richard Steinberg ..............................      8,463             8,463
Technical Communications .......................     36,184            36,184
     Corporation
Waterline Capital LLC ..........................     39,676            39,676
Lars Widstrand .................................        158               158
Worcester Venture Group Trust ..................     12,850            12,850


         If all the shares of Common Stock being offered by the Selling Stockholders are sold, none of the Selling Stockholders will own any Common Stock that they acquired as part of the Merger upon completion of this offering.

-------------------------------

(1) Other than as listed above, none of the Selling Stockholders holds a position, office or other material relationship with Net2Net, other than that of employee.

(2) Prior to the merger, Frederick Cronin was a director of Net2Net.

(3) Prior to the merger, Peter Dumas was the Treasurer and Director of Finance and Administration of Net2Net.

(4) Prior to the merger, Paul Kelley was the Vice President of Engineering of Net2Net.

(5) Prior to the merger, Dennis Kirshy was a director of Net2Net.

(6) Prior to the merger, Stephen McCalmont was a director, Chairman, President and Chief Executive Officer of Net2Net.

(7) Prior to the merger, Norman Meisner was Vice President of World-Wide Sales and Service of Net2Net.

(8) The Ocean Fund received 16,848 of these shares upon repayment of a note issued by Net2Net.

(9) Silicon Valley Bank received the 2,225 shares of Visual upon exercise of a warrant issued by Net2Net.

                              PLAN OF DISTRIBUTION

         An aggregate of 2,075,277 shares of Common Stock are being registered to permit public secondary sales of the shares of Common Stock by the Selling Stockholders, or any of them, from time to time after the date of this Prospectus. Visual anticipates that the Selling Stockholders may sell all or a portion of the Common Stock from time to time through the Nasdaq National Market and may sell Common Stock to or through one or more broker-dealers at prices prevailing on such Nasdaq National Market at the times of such sales. The Selling Stockholders may also make private sales directly or through one or more broker-dealers. Broker-dealers participating in such transactions may receive compensation in the form of discounts, concessions or commissions (including, without limitation, customary brokerage commissions) from the Selling Stockholders effecting such sales. The Selling Stockholders and any broker-dealers who act in connection with sales of Common Stock may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the Common Stock might be deemed to be underwriting discounts and commissions under the Securities Act. In effecting sales, broker-dealers engaged by a Selling Stockholder may arrange for other broker-dealers to participate.

         The Selling Stockholders will pay all discounts and selling commissions (if any), fees and expenses of counsel and other advisors to the Selling Stockholders, or any of them, and any other expenses incurred in connection with the registration and sale of the Common Stock, other than the registration fee payable to the SEC hereunder, the listing fee to be paid for listing the shares of Common Stock on the Nasdaq National Market, fees and expenses relating to the registration or qualification of the shares of Common Stock pursuant to any applicable state securities or "blue sky" laws and the fees and expenses of Visual's counsel and independent accountants, which will be paid by Visual.

                                  LEGAL MATTERS

         Counsel for Visual, Piper & Marbury L.L.P., Washington, D.C., has rendered an opinion to the effect that the Visual Common Stock offered hereby is duly and validly issued, fully paid and nonassessable.

                                     EXPERTS

         Our financial statements and schedules as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, included in our Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Visual pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses and costs expected to be incurred in connection with the sale and distribution of the securities offered hereby, other than underwriting discounts and commissions.
All of the amounts shown are estimated except the SEC registration fee.


       SEC registration fee.....................................               $22,121.70
                                                                               ----------
       Nasdaq listing fees......................................                17,500
       Printing expenses........................................                 5,000
       Legal fees and expenses..................................                20,000
       Accounting fees and expenses.............................                 5,000
                                                                               ----------
              Total                                                            $69,621.70
                                                                               ==========

         All expenses will be borne by Visual Networks, Inc.

15.   INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Our Bylaws include provisions to require us to indemnify our directors and officers to the fullest extent permitted by Section 145, including circumstances in which indemnification is otherwise discretionary. Section 145 also empowers us to purchase and maintain insurance that protects our officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.

         At present, there is no pending litigation or proceeding involving a director or officer of Visual as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

16.   EXHIBITS

         The following exhibits are filed or incorporated by reference, as stated below:



Exhibit Number            Description
--------------            ------------
     3.1*                 Restated Certificate of Incorporation of Visual.

     3.2*                 Restated By-Laws of Visual.

     5.1** Opinion of Piper & Marbury L.L.P., regarding legality of securities being registered.

     10.1*                1994 Stock Option Plan.

     10.2*                1997 Omnibus Stock Plan.

     10.3*                Amended and Restated 1997 Directors' Stock Option Plan.

     10.4*                Third Amended and Restated Stockholders and Registration Rights Agreement, dated as of
                          September 19, 1996, by and among Visual and certain stockholders.

     10.5*+               Reseller/Integration Agreement, dated August 29, 1997 by and between Visual and MCI
                          Telecommunications Corporation.

     10.6*+               Master Reseller Agreement, dated as of August 23, 1996, between Sprint/United Management
                          Company and Visual.


     10.7*+               General Agreement for the Procurement of Equipment, Services and Supplies between Visual and AT&T Corp.

     10.8*                Lease Agreement, dated December 12, 1996, by and between Visual and The Equitable Life
                          Assurance Society of The United States.

     10.8.1*              Lease Amendment, dated September 2, 1997, by and between Visual and The Equitable Life
                          Assurance Society of The United States (relating to Exhibit 10.8)

     10.10*               Employment Agreement dated December 15, 1994, by and between Visual and Scott E. Stouffer, as amended.

     10.11*               Employment Agreement dated December 15, 1994, by and between Visual and Robert Troutman, as amended.

     10.12*               Terms of Employment dated June 11, 1997, by and between Visual and Peter J. Minihane, as amended.

     10.13*               Terms of Employment dated March 5, 1997, by and between Visual and Henri A. Cheli, as amended.

     10.14*               Terms of Employment dated November 12, 1996, by and between Visual and Gregory J.
                          Langford, as amended.

     10.15*               Loan and Security Agreement dated January 8, 1998, by and between Silicon Valley Bank and
                          Visual.

     10.15.1*             Revolving Promissory Note issued by Visual as of January 8, 1998, to Silicon Valley Bank
                          (relating to Exhibit 10.15).

     10.15.2@             First Amendment to Loan and Security Agreement dated June 30, 1998, by and between Silicon
                          Valley Bank and Visual (relating to Exhibit 10.15).

     10.15.3@             Amended and Restated Revolving Promissory Note issued by Visual as of June 30, 1998 to
                          Silicon Valley Bank (relating to Exhibit 10.15).

     10.15.4              Second Amendment to Loan and Security Agreement dated December 28, 1998, by and between
                          Silicon Valley Bank and Visual (relating to Exhibit 10.15).

     10.15.5              Second Amended and Restated Revolving Promissory Note issued by Visual on December 28,
                          1998 to Silicon Valley Bank (relating to Exhibit 10.15).

     10.16**              Agreement and Plan of Merger dated April 15, 1998 by and among Visual, Visual Acquisition,
                          Inc. and Net2Net.

     10.17***             Net2Net 1994 Stock Option Plan

     16.1*                Letter regarding change in certified accountants.

     21.1++               Subsidiaries of Visual.

     23.1++               Consent of Arthur Andersen LLP.

     23.2                 Consent of Piper & Marbury L.L.P. (included in Exhibit 5.1)

     24.1                 Power of Attorney (included in signature pages).


----------

@ Incorporated herein by reference to our Registration Statement on Form S-1, No. 333-58443.

* Incorporated herein by reference to our Registration Statement on Form S-1, No. 333-41517.

** Incorporated herein by reference to Exhibit 2.1 to our Current Report on Form 8-K dated May 19, 1998.

*** Incorporated herein by reference to Exhibit 10.1 to our Registration Statement of Form S-8, No. 333-53153.

+ Portions of these Exhibits were omitted and have been filed separately with the Secretary of the SEC pursuant to our Applications Requesting Confidential Treatment under Rule 406 of the Act, filed on December 22, 1997, January 28, 1998 and February 4, 1998.


++ Filed with the inital filing of the Registration Statement on Form S-3 on March 2, 1999.

17.   UNDERTAKINGS

         The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section
10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockville, State of Maryland, on March 9, 1999.


                                               VISUAL NETWORKS, INC.



                                               By:          *
                                                   ---------------------------
                                                   Scott E. Stouffer
                                                   Chief Executive Officer and
                                                   President



                                POWER OF ATTORNEY


         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the date indicated.



               SIGNATURE                                TITLE                             DATE
               ---------                               -------                            ----

                  *                      President, Chief Executive Officer           March 9, 1999
    -------------------------------       and Director (Principal Executive          -----------------
           Scott E. Stouffer                           Officer)




                 *                            Executive Vice President,               March 9, 1999
    -------------------------------          Chief Financial Officer and             -----------------
           Peter J. Minihane                Treasurer (Principal Financial
                                                       Officer)


                *                                      Director                     March 9, 1999
     ----------------------------                                                   -------------
           Grant G. Behrman



               *                                       Director                     March 9, 1999
     ----------------------------                                                   -------------
          Theodore R. Joseph


               *                                       Director                     March 9, 1999
     ----------------------------                                                   -------------
           William J. Smith




*By: /s/ Nancy A. Spangler
    -----------------------
         Nancy A. Spangler
         Attorney-in-Fact